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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ___________

                                  SCHEDULE TO/A

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
             SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                                  ___________

                              GRUBB & ELLIS COMPANY
         (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    400095204
                                    400095105
                      (CUSIP Number of Class of Securities)

                             ROBERT J. WALNER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              GRUBB & ELLIS COMPANY
                          2215 SANDERS ROAD, SUITE 400
                           NORTHBROOK, ILLINOIS 60062
                                 (847) 753-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              SCOTT R. HABER, ESQ.
                                LATHAM & WATKINS
                        505 MONTGOMERY STREET, SUITE 1900
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 391-0600

                                  ___________


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1

     [X]  issuer tender offer subject to Rule 13e-4

     [_]  going private transaction subject to Rule 13e-3

     [_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]
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     This Amendment No. 4 to Tender Offer Statement on Schedule TO relates to the offer by Grubb & Ellis Company, a Delaware corporation, to purchase up to 7,000,000 shares of its common stock, $0.01 par value, at a price of $7.00 per share, net to the seller in cash, without interest. Grubb & Ellis Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     The information contained in Exhibit (a)(5)(v) is incorporated herein by reference.

ITEM 12. EXHIBITS.


(a)(5)(v) Press Release dated January 17, 2001. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.




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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 2001               GRUBB & ELLIS COMPANY


                                       By: /s/   BRIAN D. PARKER
                                          -------------------------------------
                                                 Name:  Brian D. Parker
                                                 Title: Executive Vice President

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                                 EXHIBIT INDEX



Exhibit Number      Description
--------------      -----------
(a)(5)(v)           Press Release dated January 17, 2001. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.